Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 9, 2024

Via EDGAR Correspondence

Michael Rosenberg

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your additional comments, provided by telephone, regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 27, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill Bitcoin Covered Call Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please supplementally inform the Staff of the anticipated depth of authorized participants that will support the product and the extent to which the authorized participants will be able to handle any issues in the event that there are market shocks or disruptions.

Response to Comment 1

The Registrant has executed authorized participant agreements with three Authorized Participants. The Registrant is of the current belief that this is a sufficient depth to support the product and that these authorized participants will be able to handle any issues in the event that there are market shocks or disruptions. Additionally, pursuant to the Staff’s comment, the Registrant engaged in discussions on these points with the Fund’s lead market maker, who concurred with the Registrant’s assessment.

January 9, 2024

Comment 2 – General

If applicable, please disclose that the bitcoin futures ETF may not be registered as an investment company under the 1940 Act and briefly describe the implications if that is the case.

Response to Comment 2

Pursuant to the Staff’s comment, the section entitled “Additional Information About the Fund’s Principal Investment Strategies” has been revised to include the following disclosure:

Such grantor trusts are not registered investment companies subject to the 1940 Act. Consequently, shareholders of these trusts do not have the regulatory protections provided to shareholders in registered and regulated investment companies, which, for example, require investment companies to have a certain percentage of disinterested directors and regulate the relationship between the investment company and certain of its affiliates.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP